UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                      EchoStar Communications Corporation
                               (Name of Issuer)

                Class A Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                   282762109
                                (CUSIP Number)

                               Guillaume Hannezo
                            Chief Financial Officer
                            Vivendi Universal, S.A.
                            42, Avenue de Friedland
                          75380 Paris Cedex 08 France
                                33-1-7171-1712
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                               January 22, 2002
            (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Vivendi Universal, S.A.

(2)   Check the Appropriate Box if a Member of a Group

      (a)  [_]

      (b)  [X]

(3)   SEC Use Only

(4)   Source of Funds

      WC

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)   Citizenship or Place of Organization

      France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                                  57,604,790 shares

(8)   Shared Voting Power                                0 shares

(9)   Sole Dispositive Power                             57,604,790 shares

(10)  Shared Dispositive Power                           0 shares

(11)  Aggregate Amount Beneficially Owned

      by Each Reporting Person                           57,604,790 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      [ ]

(13)  Percent of Class Represented by Amount in Row (11)             19.3% 1

(14)  Type of Reporting Person (See Instructions)

         CO



---------------------

     1 Based on information provided by EchoStar Communications Corporation (the "Company") that 241,136,634 shares of Class A Common Stock, par value $.01 per share ("Common Stock") of the Company were outstanding as of January 18, 2002, and assuming conversion of all shares of Series D mandatorily convertible participating preferred stock (the "Preferred Stock") beneficially owned by the Reporting Persons. According to the Company, there were 238,435,208 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock") of the Company outstanding as of January 18, 2002. Because such Class B Common Stock is convertible on a one-for-one basis into Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Common Stock and conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons, the percentage of the Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 10.72%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Company representing approximately 2.15% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Groupe Canal+

(2)   Check the Appropriate Box if a member of a Group

      (a)      [_]

      (b)      [X]

(3)   SEC Use Only

(4)   Source of Funds

      Not applicable.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)   Citizenship or Place of Organization

      France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                                  57,604,790 shares

(8)   Shared Voting Power                                0 shares

(9)   Sole Dispositive Power                             57,604,790 shares

(10)  Shared Dispositive Power                           0 shares

(11)  Aggregate Amount Beneficially Owned

      by Each Reporting Person                           57,604,790 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      [ ]

(13)  Percent of Class Represented by Amount in Row (11)             19.3% 2

(14)  Type of Reporting Person (See Instructions)

      CO

---------------------

     2 Based on information provided by the Company that 241,136,634 shares of Common Stock of the Company were outstanding as of January 18, 2002, and assuming conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons. According to the Company, there were 238,435,208 shares of Class B Common Stock of the Company outstanding as of January 18, 2002.
Because such Class B Common Stock is convertible on a one-for-one basis into Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Common Stock and conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons, the percentage of the Common
Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 10.72%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Company representing approximately 2.15% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons

      Financiere De Videocommunication

(2)   Check the Appropriate Box if a member of a Group

      (a)      [_]

      (b)      [X]

(3)   SEC Use Only

(4)   Source of Funds

      AF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)or 2(e) [_]

(6)   Citizenship or Place of Organization

      France

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)   Sole Voting Power                                  57,604,790 shares

(8)   Shared Voting Power                                0 shares

(9)   Sole Dispositive Power                             57,604,790 shares

(10)  Shared Dispositive Power                           0 shares

(11)  Aggregate Amount Beneficially Owned

      by Each Reporting Person                           57,604,790 shares

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      [ ]

(13)  Percent of Class Represented by Amount in Row (11)             19.3% 3

(14)  Type of Reporting Person (See Instructions)

      CO

---------------------

     3 Based on information provided by the Company that 241,136,634 shares of Common Stock of the Company were outstanding as of January 18, 2002 and assuming conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons. According to the Company, there were 238,435,208 shares of Class B Common Stock outstanding as of January 18, 2002. Because such Class B Common Stock is convertible on a one-for-one basis into Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Common Stock and conversion of all shares of Preferred Stock beneficially owned by the Reporting Persons, the percentage of the Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be approximately 10.72%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Company representing approximately 2.15% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

     This statement on Schedule 13D (this "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of EchoStar Communications Corporation, a Nevada corporation (the "Company"). This Statement constitutes the original statement of Financiere De Videocommunication, a societe anonyme organized under the laws of France ("Financiere") and a wholly owned subsidiary of Groupe Canal+, a societe anonyme organized under the laws of France ("Groupe Canal+") and a wholly owned subsidiary of Vivendi Universal S.A., a societe anonyme organized under the laws of France ("Vivendi Universal"). This Statement also constitutes the original statement of each of Groupe Canal+ and Vivendi Universal.

     The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as exhibits hereto and incorporated herein by reference.

ITEM 1.   Security and Issuer.

          This Statement relates to the Class A Common Stock, par value $.01 per share, of the Company. The address of the principal executive offices of the Company is 5701 South Santa Fe Drive, Littleton, Colorado 80120.

ITEM 2.   Identity and Background.

          (a) The names of the persons filing this statement are Financiere de Videocommunication, a societe anonyme organized under the laws of France, Groupe Canal+, a societe anonyme organized under the laws of France, and Vivendi Universal, S.A., a societe anonyme organized under the laws of France.

          (b) The address of the principal office and principal place of business of Financiere is 85-89 Quai Andre Citroen, 75015 Paris,
France, the address of the principal office and principal place of business of Groupe Canal+ is 85-89 Quai Andre Citroen, 75711 Paris Cedex 15, France and the address of the principal office and the principal place of business of Vivendi Universal is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.

          (c) Vivendi Universal is a company engaged in the media, communications and environmental services businesses. Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Vivendi Universal's directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Vivendi Universal.

          Groupe Canal+ is a company principally engaged, directly or through its subsidiaries, in the production and distribution of film and pay-television programming in Europe, and the provision of software technology for digital television networks. Set forth in Schedule B hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Groupe Canal+'s directors and executive officers, as of the date hereof.

          Financiere is a company engaged in no operations, other than the acquisition of certain assets from time to time, on behalf of Canal+. Set forth in Schedule C hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Financiere's directors and executive officers, as of the date hereof.

          (d) During the past five years, neither Vivendi Universal nor, to Vivendi Universal's knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the past five years, neither Groupe Canal+ nor, to Groupe Canal+'s knowledge, any person named in Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the past five years, neither Financiere nor, to Financiere's knowledge, any person named in Schedule C has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither Vivendi Universal nor, to Vivendi Universal's knowledge, any person named in Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the past five years, neither Groupe Canal+ nor, to Groupe Canal+'s knowledge, any person named in Schedule B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          During the past five years, neither Financiere nor, to Financiere's knowledge, any person named in Schedule C has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Not applicable.


ITEM 3.   Source and Amount of Funds or Other Consideration

          Financiere paid for the shares of Preferred Stock and the CVRs (defined below) with the proceeds of loans made to it by Vivendi Universal. Vivendi Universal used a combination of cash on hand and borrowings under existing working capital credit facilities to make the loan to Financiere. The amount of funds used in making the purchase was $1,499,999,929.21.

ITEM 4.   Purpose of the Transaction

          (a)-(b) Vivendi Universal, Groupe Canal+ and Financiere acquired beneficial ownership of 57,604,790 shares of Common Stock through the acquisition of 5,760,479 shares of the Company's Series D mandatorily convertible participating preferred stock, par value $0.01 per share (the "Preferred Stock"), which were acquired for the consideration described in
Item 3 at the closing of the Investment Agreement dated December 14, 2001 (the "Investment Agreement"), between the Company and Vivendi Universal. Each share of Preferred Stock is convertible into 10 shares of Common Stock, on the terms and subject to the conditions set forth in the Certificate of Designations adopted by the Company with respect thereto (the "Certificate of Designations"), which are described below. In addition, the Investment Agreement provided for the issuance of the CVRs described in
Item 6 below. In accordance with the terms of the Investment Agreement, Vivendi Universal assigned its rights to receive the Preferred Stock and the CVRs to Financiere. The purchase of the Preferred Stock and the CVRs is referred to in this statement as the "Strategic Investment".

          The purpose of the Strategic Investment was for Vivendi Universal to acquire an equity investment in the Company. In addition, in connection with the Strategic Investment Vivendi Universal and the Company have entered into certain commercial agreements pursuant to which Vivendi Universal will develop programming and interactive television services which will be provided to the Company's DISH Network satellite TV customers in the United States.

          The Strategic Investment was not conditioned on consummation of the Company's pending merger with Hughes Electronics Corporation, a Delaware corporation ("Hughes"), as contemplated by the Agreement and Plan of Merger dated as of October 28, 2001, by and between the Company and Hughes (the "Hughes Merger Agreement") (the "Hughes Merger"), however it is contemplated that some or all of the proceeds will be used to fund the cash portion of the Hughes Merger.

          Each share of Preferred Stock will convert into ten shares of Common Stock at the election of Financiere, which may be made at any time, or mandatorily upon the earliest occurrence of one of the following events: (i) the consummation of the Hughes Merger; (ii) the first date that the number of shares of Common Stock held of record and beneficially by Vivendi Universal (or its wholly owned subsidiaries), assuming the conversion of all shares of Preferred Stock held of record and beneficially by Vivendi Universal (or its wholly owned subsidiaries) would represent less than 51% of the total number of shares of Common Stock underlying the Preferred Stock; (iii) the purported sale, assignment, transfer or other disposition of any share of Preferred Stock to any person other than Vivendi Universal or a wholly owned subsidiary of Vivendi Universal; or (iv) January 22, 2007.

          (c) Not applicable.

          (d) The information set forth in Item 6 is hereby incorporated by reference herein.

          (e)-(f) Not applicable.

          (g) In connection with the Strategic Investment the Company adopted the Certificate of Designations.

          (h)-(j) Not applicable.


ITEM 5.   Interest in Securities of the Issuer

          (a)-(b) The Company has informed Vivendi Universal, Groupe Canal+ and Financiere that as of January 18, 2002, there were 241,136,634 shares of Common Stock issued and outstanding and there were 238,435,208 shares of Class B Common Stock issued and outstanding, each of which is convertible into one share of Common Stock. As a result of the Strategic Investment, Financiere beneficially owns 57,604,790 shares of Common Stock, representing approximately 19.3% of the shares of Common

Stock. This figure assumes conversion of all shares of Preferred Stock held by Financiere. Assuming conversion of all shares of Preferred Stock held by Financiere and conversion of all outstanding shares of Class B Common Stock, Financiere would beneficially own approximately 10.72% of the Common Stock. Because each share of Class B Common Stock of the Company is entitled to 10 votes per share, Financiere beneficially owns equity securities of the Company representing approximately 2.15% of the voting power of the Company, assuming no conversion of the Class B Common Stock.

          Vivendi Universal, by virtue of its indirect ownership of all of the capital stock of Financiere and Groupe Canal+, by virtue of its direct ownership of all of the capital stock of Financiere, are each beneficial owners of all the Common Stock owned by Financiere and beneficially own the same percentages of Common Stock described above.

         (c) Neither Vivendi Universal nor, to the knowledge of Vivendi Universal, any person named in Schedule A, has effected any transaction in Common Stock during the past 60 days.

          Neither Groupe Canal+ nor, to the knowledge of Groupe Canal+, any person named in Schedule B, has effected any transaction in shares of Common Stock during the past 60 days.

         Neither Financiere nor, to the knowledge of Financiere, any person named in Schedule C, has effected any transaction in shares of Common Stock during the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported in this Item 5.

          (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer

          On January 22, 2002 (the "Closing"), pursuant to the Investment Agreement, Vivendi Universal and the Company consummated the Strategic Investment. In connection with the Strategic Investment, the following additional agreements were entered into: (i) the CVR Agreement dated as of January 22, 2002 (the "CVR Agreement"), between Vivendi Universal and the Company; (ii) the Registration Rights Agreement dated as of January 22, 2002 (the "Registration Rights Agreement"), between Vivendi Universal and the Company; (iii) the Stockholder Voting Agreement dated as of December 14, 2001 (the "Stockholder Voting Agreement"), among Vivendi Universal, Charles W. Ergen, and The Samburu Warrior Revocable Trust, for which Mr. Ergen is the sole trustee (the "Samburu Trust"); and (iv) the Stockholder Agreement dated as of December 14, 2001 (the "Hughes Stockholder Agreement"), among Vivendi Universal, General Motors Corporation, a Delaware corporation, and Hughes Electronics Corporation. The Investment Agreement, the CVR Agreement, the Registration Rights Agreement, the Stockholder Voting Agreement and the Hughes Stockholder Agreement are collectively referred to in this statement as the "Transaction Agreements". The summary descriptions contained in this statement of the Transaction Agreements are qualified in their entirety by reference to the complete texts of such agreements, filed as Exhibits hereto and incorporated herein by reference.

          I.   Election of Directors and Voting.

          Pursuant to the Investment Agreement, the Company agreed to appoint Mr. Messier to the Board of directors of the Company (the "Board"), as of the Closing. In addition, at all times prior to the consummation of the Hughes Merger, the Company will cause Mr. Messier to be nominated for re-election at each meeting of the stockholders of the Company called for the election of directors coincident with the termination of Mr. Messier's term as a director and will use commercially reasonable efforts to cause Mr. Messier to be reelected at each such meeting.

          The Company's obligations will remain in effect so long as Vivendi Universal or its subsidiaries own Preferred Stock or Common Stock representing, on a fully converted basis, 51% or more of the total shares of Common Stock underlying the Preferred Stock issued to Financiere at the Closing. The foregoing condition is referred to in this statement as the "51% Test".

          Pursuant to the Stockholder Voting Agreement, each of Vivendi Universal, Mr. Ergen and the Samburu Trust have agreed that:

          (i) each of Mr. Ergen and the Samburu Trust will exercise all authority under applicable law to cause Mr. Messier (or his successor as chief executive officer of Vivendi Universal), to become a member of the Board and to be nominated for re-election and re-elected at all subsequent meetings of the stockholders of the Company called for the election of directors coincident with the termination of Mr. Messier's (or his successor's) term as a director. This obligation will terminate on the date the Hughes Merger is consummated, or the first date that Vivendi Universal fails the 51% test, if earlier; and

          (ii) at any meeting of the Board where a vote is to be taken with respect to an agreement between the Company and any programmer, Mr. Messier (or his successor) will recuse himself from voting and absent himself from the meeting.

          II.  Division of Loss.

          Pursuant to the CVR Agreement, the Company issued 57,604,790 contingent value rights (the "CVRs") to Financiere at the Closing. Each CVR entitles Vivendi Universal (or the wholly owned subsidiary of Vivendi Universal holding the CVR) to receive a payment (the "CVR Payment") on the Maturity Date described below, equal to the amount by which the weighted average price of the Common Stock for the 20 trading days ended five days before the Maturity Date is less than $26.0395 (the "Reference Price"). The Maturity Date is defined as the earliest date on which one of the following events occurs: (i) the 36-month anniversary of consummation of the Hughes Merger, (ii) the 30-month anniversary of the closing of the Stock Purchase Agreement dated as of October 28, 2001, among the Company, Hughes and the other parties thereto, relating to the purchase of all of Hughes's indirect equity interest in PanAmSat Corporation (the "PanAmSat Purchase Agreement"), or (iii) the 30-month anniversary of the termination of the PanAmSat Purchase Agreement. The applicable 36 or 30 month period is referred to as the "Protection Period".

          If the Maturity Date occurs after consummation of the Hughes Merger, the CVR Payment will be made based on the amount by which the 20-day weighted average trading price of the class of stock the Common Stock is converted into in the Hughes Merger ("Successor Stock") is less than the Reference Price. The Reference Price will be adjusted to reflect the Exchange Ratio in the Hughes Merger and for other standard dilutive events, such as stock splits.

          The amount of the CVR Payment is capped at 35% of the Reference Price, if the Hughes Merger has not been consummated as of the Maturity Date, or 15% of the Reference Price if the Hughes Merger has been consummated. The CVRs will terminate and become null and void if, under the circumstances described below, there is a 90-day period in which on each trading day the volume weighted average price of the Common Stock or the Successor Stock, as applicable, exceeds 120% of the Reference Price. In order to trigger termination of the CVRs, the 90-day period must occur within the Protection Period and, further, if the Protection Period is determined by the date of consummation of the Hughes Merger, the 90-day period may not occur within the first 6 months of the Protection Period.

          The CVRs are not transferrable and one CVR will terminate and become null and void for each share of Common Stock that is transferred by Vivendi Universal or its wholly owned subsidiaries (other than a sale to Vivendi Universal or another wholly owned subsidiary). In addition, all of the CVRs will terminate if in the 180-day period proceeding the Maturity Date Vivendi Universal or its subsidiaries sells any Common Stock or Successor Stock in transactions likely to influence the trading price of the Common Stock or the Successor Stock, as applicable, including any sales of Common Stock or Successor Stock in the 30-day period proceeding the Maturity Date. In connection with the foregoing the Company has agreed not to acquire any Common Stock or Successor Stock in the same 30-day period.

          III. Restrictions on Sale or Purchase of Common Stock.

          The Transaction Agreements impose the following restrictions on sales of shares of Common Stock acquired in the Strategic Investment:

          (i) Pursuant to the Registration Rights Agreement, Vivendi Universal and its wholly owned subsidiaries may not sell or hedge any equity security of the Company (including the Common Stock) so long as the Hughes Merger Agreement remains effective.

          In the event the Hughes Merger Agreement is terminated, the Registration Rights Agreement provides for customary holdbacks and blackouts of sales of Common Stock by Vivendi Universal and its affiliates in connection with offerings of debt or equity securities by the Company.

          The Registration Rights Agreement will terminate upon the consummation of the Hughes Merger; and

          (ii) As described in II, above, the CVR Agreement provides for the termination of the CVRs upon certain sales or transfers of shares of Common Stock in the 180-day period prior to the Maturity Date.

          With respect to purchases of shares of Common Stock, the Investment Agreement provides that so long as: (i) Mr. Ergen is the Chief Executive Officer or a director of the Company, and (ii) either (x) Vivendi Universal and its affiliates collectively own 1% of the outstanding capital stock of the Company, or (y) Mr. Messier (or his successor) is on the Board or (z) the agreement contemplated by Annex I to the Investment Agreement is in full force and effect, Vivendi Universal and its affiliates will not acquire, propose to acquire or beneficially own, any securities of the Company if the purchase would increase Vivendi Universal's and its affiliates' collective ownership interest in the Company by more than 1% beyond the level as of the Closing. This restriction is not applicable at any time during which Charles W. Ergen is not the Chief Executive Officer of the Company and either (A) the Company enters into an agreement to sell at least 50% of the voting securities or assets of the Company, or (B) any person or group commences a takeover attempt.

ITEM 7.   Material to be Filed as Exhibits

          1. Investment Agreement, dated December 14, 2001, by and between EchoStar Communications Corporation and Vivendi Universal, S.A..

          2. EchoStar Communications Corporation Certificate of Designations Establishing the Voting Powers, Designations, Preferences, Limitations, Restrictions, and Relative Rights of Series D Mandatorily Convertible Participating Preferred Stock, par value $.01 per share.

          3. Stockholder Voting Agreement, dated December 14, 2001, by and among Charles W. Ergen, The Samburu Warrior Revocable Trust and Vivendi Universal, S.A..

          4. Contingent Value Rights Agreement, dated January 22, 2002, by and between EchoStar Communications Corporation and Vivendi Universal, S.A..

          5. Registration Rights Agreement, dated January 22, 2002, by and between EchoStar Communications Corporation and Vivendi Universal, S.A..

          6. Stockholder Agreement, dated December 14, 2001, by and among Vivendi Universal, S.A., General Motors Corporation, and Hughes Electronics Corporation.

                                  SIGNATURES


          After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: January 22, 2002



                                         VIVENDI UNIVERSAL, S.A.


                                         By: /s/ George E. Bushnell III
                                            ---------------------------
                                             Name:  George E. Bushnell III
                                             Title: Vice President and
                                                      Corporate Counsel


                                         GROUPE CANAL+


                                         By: /s/ Pierre Lescure
                                            ---------------------------
                                             Name:  Pierre Lescure
                                             Title: Chairman and Chief Executive
                                                      Officer


                                         FINANCIERE DE VIDEOCOMMUNICATION


                                         By: /s/ Marc-Andre Feffer
                                            ---------------------------
                                             Name:  Marc-Andre Feffer
                                             Title: Chairman and Chief
                                                      Executive Officer

                                  SCHEDULE A


          Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Vivendi Universal. Unless otherwise indicated, the business address of each person listed below is 42, Avenue de Friedland, 75380 Paris Cedex 08, France.


      Name and                             Principal Occupation or
   Business Address                    Employment and Business Address             Citizenship
   ----------------                    -------------------------------             -----------

Jean-Marie Messier            Chairman and CEO of Vivendi Universal                  France

Eric Licoys                   Co-COO of Vivendi Universal                            France

Pierre Lescure                Chairman and CEO of CANAL+, Chairman of the            France
                              Executive Board of Groupe Canal+ and
                              Co-COO of Vivendi Universal

Bernard Arnault               Chairman and CEO of LVMH                               France
                              30, avenue Hoche
                              75008 Paris, France

Jean-Louis Beffa              Chairman and CEO of Compagnie de                       France
                              Saint-Gobain
                              Les Miroirs
                              92096 Paris Cedex
                              27, France

Edgar Bronfman, Jr.           Vice Chairman of the Board of Directors of             U.S.
                              Vivendi Universal

Edgar M. Bronfman             Director, Vivendi Universal                            U.S.

Richard H. Brown              Chairman and CEO of Electronic Data Systems Inc.       U.S.
                              5400 Legacy Drive
                              Plano, Texas  75024-3199

Jean-Marc Espalioux           Chairman of the Executive Board of Accor.              France
                              Tour Maine Montparnasse
                              33, avenue du Maine
                              75755 Paris Cedex
                              15, France

Philippe Foriel-Destezet      Chairman and CEO of Adecco                             France
                              52, rue de la Bienfaisance
                              75008 Paris, France

Jacques Friedmann             Retired Chairman of the Supervisory Board              France
                              of AXA-UAP (Chairman from 1993-2000)
                              80, avenue de Breteuil
                              75015 Paris, France

Guillaume Hannezo             Senior Executive Vice President and CFO of             France
                              Vivendi Universal

Esther Koplowitz              Chairman and Member of the Board of                    Spain
                              Directors of Fomento de Construcciones y
                              Contratas
                              Torre Picasso
                              Plaza Pablo Ruiz Picasso
                              28020 Madrid, Spain

      Name and                             Principal Occupation or
   Business Address                    Employment and Business Address             Citizenship
   ----------------                    -------------------------------             -----------

Mario-Josee Kravis            Senior Fellow, Hudson Institute Inc.                   U.S.
                              c/o 625 Park Avenue
                              New York, New York 10021

Henri Lachmann                Chairman and CEO of Schneider Electric                 France
                              Industries
                              43-45, boulevard
                              F. Roosevelt,
                              92500 Rueil-Malmaison, France

Samuel Minzberg               President and Chief Executive Officer of               Canada
                              Claridge Inc.
                              1170 Peel Street
                              Montreal, Quebec H3B 4P2

Simon Murray                  Chairman of Simon Murray & Company                     U.K.
                              Princes House-2nd Floor
                              38, Jermyn Street
                              London SW1Y 6DT

Serge Tchuruk                 Chairman and CEO of Alcatel                            France
                              54, rue de la Boetie
                              75008 Paris, France

Rene Thomas                   Honorary Chairman and Director of Banque               France
                              Nationale de Paris-PARIBAS
                              16, boulevard des Italiens
                              75009 Paris, France

Marc Vienot                   Honarary Chairman of Societe                           France
                              Generale
                              Tour Societe Generale
                              92972 Paris La Defense
                              Cedex, France

                                  SCHEDULE B


          Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Groupe Canal+. Unless otherwise indicated, the business address of each person listed below is 85-89 Quai Andre Citroen 75711 Paris Cedex 15, France.


      Name and                     Principal Occupation or
   Business Address            Employment and Business Address                     Citizenship
   ----------------            -------------------------------                     -----------

Jean-Marie Messier            Chairman and CEO of Vivendi Universal                  France
                              42, Avenue de Friedland
                              75380 Paris Cedex 08, France

Jorge Semprun                 Writer                                                 Spain
                              76, rue de l'Universite
                              75007 Paris, France

Guillaume Hannezo             Senior Executive Vice President and CFO of             France
                              Vivendi Universal
                              42, Avenue de Friedland
                              75380 Paris Cedex 08, France

Eric Licoys                   Co-COO of Vivendi Universal                            France
                              42, Avenue de Friedland
                              75380 Paris Cedex 08, France

Philippe Gildas               Representative of the Employee                         France
                              Shareholders Association of Groupe Canal+

Pierre Lescure                Chairman and CEO of CANAL+, Chairman of the            France
                              Executive Board of Groupe Canal+ and Co-COO of
                              Vivendi Universal

Marc-Andre Feffer             Chairman and CEO of Financiere, Vice Chairman          France
                              and General Counsel of Groupe Canal+

Denis Olivennes               COO of Groupe Canal+                                   France

Ron Meyer                     President and Chief Operating Officer of               U.S.
                              Universal Studios Inc
                              100 Universal City
                              Plaza Building 1280, 14th Floor
                              Universal City CA 91608-1085, U.S.

Alain de Greef                Member of the Executive Board of Groupe Canal+         France

                                  SCHEDULE C


          Set forth below is the name, business address, principal occupation or employment and citizenship of each director and executive officer of Financiere. Unless otherwise indicated, the business address of each person listed below is 85-89 Quai Andre Citroen, 75015 Paris, France.

Marc-Andre Feffer             Chairman and CEO of Financiere, Vice President         France
                              and General Counsel of Groupe Canal+

Denis Olivennes               COO of Groupe Canal+                                   France

Thomas Christin               Vice President of Planning and Analysis of             France
                              Groupe Canal+

Fabrice Faux                  Accounting Director of Groupe Canal+                   France